LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF
DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia — 212-632-6524
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Lazard Frères & Co. LLC:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co LLC and subsidiaries (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2018

We have served as the Company's auditor since 2000.

LAZARD FRÈRES & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(In Thousands)

ASSETS		
Cash and cash equivalents	$	581,242
Receivables, net:		
Fees		304,233
Affiliates		73,068
Other		10,404
Investments		170,720
Property, net		39,427
Goodwill		128,451
Deferred tax assets		10,466
Other assets		52,783
TOTAL ASSETS	$	1,370,794
LIABILITIES AND MEMBER'S EQUITY		
Accrued compensation and benefits	$	270,667
Payables to affiliates		207,374
Accounts payable and accrued expenses		54,486
Income taxes payable		20,137
Obligations under pension and post employment benefit plans		11,555
Securities sold, not yet purchased		7,338
Other liabilities		18,461
TOTAL LIABILITIES		590,018
COMMITMENTS AND CONTINGENCIES		
Member's equity		833,438
Accumulated other comprehensive loss, net of tax		(52,662)
TOTAL MEMBER'S EQUITY		780,776
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,370,794

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated statement of financial condition is that of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC ("Lazard Group"). Lazard Group is a wholly-owned indirect subsidiary of Lazard Ltd ("Lazard Ltd"), a Bermuda holding company, whose common stock is traded on the New York Stock Exchange. The Company includes the accounts of Lazard Frères & Co. LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively referred to as "LAM"), Lazard LAM Holdings, Inc. and Goldsmith, Agio, Helms & Lynner, LLC and its subsidiary ("GAHL"). The Company's operating activities include:

- Financial Advisory, which offers corporate, partnership, institutional, government and individual clients across the globe a wide array of financial advisory services regarding mergers and acquisitions ("M&A") and other strategic matters, restructurings, capital structure, capital raising and various other financial matters, and
- Asset Management, which offers a broad range of global investment solutions and investment management services in equity and fixed income strategies, asset allocation strategies, alternative investments to corporations, public funds, endowments and foundations, labor funds, financial intermediaries and private clients.

Basis of Presentation – The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate entities in which it has a controlling financial interest. The Company consolidates:

- Voting interest entities ("VOEs") where the Company holds a majority of the voting interest in such VOE's, and
- Variable interest entities ("VIEs") where the Company is the primary beneficiary having the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of, or receive benefits from, the VIE that could be potentially significant to the VIE.

When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company either (i) applies the equity method of accounting in which it records a proportionate share of the entities net earnings, or (ii) elects the option to measure at fair value. Intercompany transactions and balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts and disclosures in the consolidated statement of financial condition.

Foreign Currency Translation – The consolidated statement of financial condition is presented in U.S. dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. Dollar,

generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. Dollars at year-end exchange rates. Adjustments that result from translating amounts from a subsidiary's functional currency to U.S. Dollars are reported in "accumulated other comprehensive loss, net of tax" ("AOCI").

Use of Estimates – The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires the use of management's estimates. In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to, investments, derivatives, securities sold, not yet purchased and assumptions used to value pension and other post-retirement plans;
- recognition of asset management and distribution fees and the value of the underlying assets under management;
- the adequacy of the allowance for doubtful accounts;
- the realization of deferred tax assets and adequacy of tax reserves for uncertain tax positions;
- the outcome of litigation;
- the carrying amount of goodwill, and
- other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash equivalents of $188,471 and $136,004 that are invested in Dreyfus and Goldman Sachs money market funds, respectively, as of December 31, 2017.

Investments – Investments in debt and marketable equity securities held either directly or indirectly through asset management funds or in managed accounts and securities owned at LF&Co. are accounted for at fair value. Investments in debt and marketable equity securities held at the Company's non-broker-dealer subsidiaries are considered trading securities and are accounted for at fair value. Investments also include interests in alternative investment funds and private equity funds, each accounted for at fair value. See Notes 5 and 6 for additional information regarding the Company's investments.

Allowance for Doubtful Accounts – The Company maintains an allowance for bad debts to provide for estimated losses relating to fees and other receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and specifically reserves against exposures where the Company determines the receivables may be impaired, which may include situations where a fee is in dispute or litigation has commenced.

With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions include specific contractual payment terms that may vary from one month to four years (as is the case with our Private Company Advisory group's ("PCA") receivables) following the invoice date or may be subject to court approval (as is the case with bankruptcy-related restructuring assignments). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable. Asset management and distribution fee receivables are deemed past due and fully provided for when such receivables are outstanding 12 months after the invoice date. Notwithstanding our policy for receivables past due, the Company specifically reserves against exposures relating to Financial Advisory and Asset Management fees where we determine receivables are impaired. See Note 4 for additional information regarding receivables.

Other Receivables, net – Other receivables consists of $8,473 related to the settlement of mutual fund transactions with customers of LAM, $25 from unsettled trades, $130 of receivable from underwriting and fees due from third parties, $350 for clearing deposits held at our clearing broker, $458 of loans receivable from employees and $968 of commissions and other receivables. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net – Property is stated at cost less accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 15 years.

Costs incurred in the preliminary project stage of developing or acquiring internal use software, such as research and feasibility studies, as well as costs incurred in the post-implementation and operational stage, such as maintenance and training, are expensed when incurred. Capitalization of software development costs occurs only after the preliminary-project stage is complete, management authorizes the project and it is probable that the project will be completed and the software will be used for the function intended. Capitalized costs are included in "property, net" on the consolidated statement of financial condition.

Goodwill – Goodwill has an indefinite life and it is required to be tested for impairment annually or more frequently if circumstances indicate an impairment may have occurred. The Company performs a qualitative evaluation about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the reporting unit. The Company completed its annual goodwill review as of November 1, 2017 and determined that no impairment existed.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold where there is an obligation to deliver such securities. These securities are accounted for at fair value, with any increase or decrease in fair value recorded in earnings in accordance with U.S. GAAP.

Derivative Instruments – A derivative is typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*e.g.*, currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*e.g.*, options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, equity and fixed income swaps and other derivative contracts to economically hedge exposures to fluctuations in currency exchange rates and prices of equity and debt securities. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded at their fair value and are included in "other assets" and "other liabilities" on the consolidated statement of financial condition. See Note 7 for information regarding derivatives.

In addition to the derivative instruments described above, the Company records derivative liabilities relating to its obligations pertaining to LAM's deferred compensation arrangements. The fair value of these compensation arrangements are based on the value of the underlying investments, adjusted for estimated forfeitures, and are included in "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2017. See Note 13 for information regarding LAM's deferred compensation arrangements.

Fair Value of Financial Assets and Liabilities – The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, deposits with banks, receivables, investments, derivative instruments, securities sold, not yet purchased and an insurance contract.

Revenue Recognition

Investment Banking and Other Advisory Fees – Fees for M&A and Strategic Advisory services and Restructuring advisory services are recorded when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed, which is generally the date the related transactions are consummated, and (iv) collection is reasonably assured. Expenses that are directly related to such transactions and billable to clients are deferred until they become realizable.

Asset Management Fees, net – Asset Management fees are derived from fees for investment management and advisory services provided to clients. Revenue is recorded on an accrual basis primarily based on a percentage of the value of client assets managed. Fees vary with the type of assets managed, with higher fees earned on equity assets and alternative investment funds (such as hedge funds), while lower fees are earned on fixed income and money market products.

In addition, the Company earns performance-based incentive fees on various investment products, including traditional products and alternative investment funds, such as hedge funds. Hedge fund

incentive fees are calculated based on a specified percentage of a product's net appreciation, in some cases in excess of established benchmarks, or thresholds. The Company records incentive fees on traditional products and hedge funds at the end of the relevant performance measurement period, when potential uncertainties regarding the ultimate realizable amounts have been determined. The incentive fee measurement period is generally an annual period, unless an account terminates or a redemption occurs during the year. Incentive fees on traditional products are received at the end of the measurement period and are not subject to reversal or payback. Incentive fees on hedge funds generally are subject to loss carryforward provisions in which losses incurred by the hedge funds in any year are applied against certain gains realized by the hedge funds in future periods before any incentive fees can be earned.

Receivables relating to asset management fees are reported in "fee receivables, net" in the consolidated statement of financial condition.

Distribution Fees, net – Pursuant to distribution agreements, a LAM subsidiary acts as the principal underwriter for the open class shares of the Portfolios of The Lazard Funds, Inc. and service class shares of the Portfolios of Lazard Retirement Series, Inc., (collectively, the "Funds"). The Company accounts for such arrangements in accordance with ASC 605-45, *Revenue Recognition – Principle Agent Considerations* and records its distribution fees earned net of fees paid to third party distributors if such agreements qualify for net presentation. Distribution fees receivable and distribution fees payable represent those fees which are receivable from the Funds and those fees which are payable to third party brokers, respectively, as of December 31, 2017. See Note 10 for further discussion of distribution fees receivable.

Underwriting Fees, net – Underwriting revenue is accrued on a trade date basis and represents fees earned, net of estimated transaction related expenses, on primary and secondary offerings of debt and equity securities. Expenses that are directly related to underwriting transactions that are billable to clients are deferred until the underwriting transaction closes and they become realizable.

On January 1, 2018, the Company adopted new revenue recognition guidance. See Note 3.

Soft Dollar Arrangements – LAM obtains research and other services through commission–sharing arrangements with broker dealers, which are also known as "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, LAM does not have any contractual obligation or arrangement requiring it to pay for research and other services obtained through soft dollar arrangements with brokers. Instead, the provider is obligated to pay for these services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other services obtained by LAM pursuant to such soft dollar arrangements. The use of soft dollars is limited by regulations in the European Union and the U.K. and, as such, the Company may directly pay a portion of the costs of research and other services going forward.

Income Taxes – Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temoporary differences are reflected as deferred tax asssets and deferred tax liabilities on the consolidated

statement of financial condition. A deferred tax asset is recognized if it is more likely than not (defined or a likelihood of greater than 50%) that a tax benefit will be accepted by a taxing authority.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available information, including the following:

- nature, frequency, magnitude and duration of any past losses and current operating results;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near-term and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the Company's estimates regarding the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. See Note 15 for additional information relating to income taxes.

3. **RECENT ACCOUNTING DEVELOPMENTS**

Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting – In March 2016, the Financial Accounting Standards Board (the "FASB") issued new guidance regarding share-based incentive compensation. The new guidance includes several amendments which affect various aspects of the accounting for share-based incentive compensation transactions, including the income tax consequences, estimation of forfeitures, effect on earnings per share, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The Company adopted this new guidance on January 1, 2017. The adoption of this guidance did not have a material impact on the Company's consolidated statement of financial condition.

Revenue from Contracts with Customers – In May 2014, the FASB issued comprehensive new revenue recognition guidance. The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the

company expects to be entitled in exchange for those services and requires enhanced disclosures. The guidance also changes the accounting for certain contract costs, including whether they may be offset against revenue in the consolidated statements of operations. On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017. The guidance may be adopted using a full retrospective approach or a modified cumulative effect approach. The Company adopted the revenue recognition guidance upon its effective date of January 1, 2018 using the modified cumulative effect approach. The Company's adoption efforts included the identification of revenue within the scope of the guidance and the evaluation of revenue contracts.

The Company evaluated the potential impact of the new guidance including (i) the timing of revenue recognition for Financial Advisory and Asset Management fees and (ii) the presentation of certain contract costs. With respect to revenue recognition, the Company assessed the potential impact of the new guidance on the Company's recognition of certain M&A and Restructuring Advisory fees (e.g., transaction completion, transaction announcement and retainer fees), including whether the Company's fulfillment of its performance obligations under M&A and Restructuring Advisory engagement contracts would be deemed to occur over time, or at specific points in time, under the new guidance. Interpretive guidance on this particular topic was issued for comment by the Financial Reporting Executive Committee of the American Institute of Certified Public Accountants and is expected to be finalized during the first quarter of 2018. The Company considered the proposed guidance, and has concluded that M&A and Restructuring Advisory fees would typically be recognized over time as performance occurs, subject to constraints, using an appropriate measure of progress. In addition, Asset Management fees would typically be recognized over time as performance occurs, subject to constraints, using an appropriate measure of progress. Therefore, with regard to revenue recognition, it is expected that there will be no material impact to the Company's consolidated statement of financial condition.

With respect to the potential impact of the new guidance on the Company's presentation of certain contract costs, the Company has concluded that the new guidance will result in the gross basis of presentation of certain contract costs that are currently presented net of certain items in revenues. The most significant changes with respect to presentation relate to (a) certain distribution costs within our Asset Management business and (b) certain reimbursable deal costs within our Financial Advisory business, both of which are currently presented net against revenues and will be presented as expenses on a gross basis under the new guidance. The impact to the Company's statement of financial condition is prospective and dependent on future activity levels. The Company currently expects that the prospective presentation will result in an increase to net revenue with an increase to total expenses and that there will be no material impact to net income.

Clarifying the Definition of a Business – In January 2017, the FASB issued updated guidance to clarify the definition of a business within the context of business combinations. The updated guidance requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This updated guidance is expected to reduce the number of transactions that need to be further evaluated as business combinations. If further evaluation is necessary, the updated guidance will require that a business set include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The updated guidance will

remove the evaluation of whether a market participant could replace missing elements. The new guidance is effective for annual and interim periods beginning after December 15, 2017 and is to be applied on a prospective basis. The Company adopted the new guidance on January 1, 2018 and it will be applied to business combinations on a prospective basis.

Compensation—Stock Compensation: Scope of Modification Accounting – In May 2017, the FASB issued updated guidance on modifications to share-based payment awards. The updated guidance requires entities to account for the effects of a modification to a share-based payment award unless the following are all the same immediately before and after the modification: (i) the fair value of the award, (ii) the vesting conditions of the award, and (iii) the classification of the award as an equity instrument or a liability instrument. This new guidance is effective for annual and interim periods beginning after December 15, 2017 and is to be applied on a prospective basis. The Company adopted the new guidance on January 1, 2018 and no material impact is expected because the Company's accounting policy is already in compliance with the new guidance.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income— In February 2018, the FASB issued updated guidance on the tax effects of items in AOCI. Specifically, the new guidance will permit, but not require, a reclassification from AOCI to retained earnings for stranded tax effects resulting from the newly enacted federal corporate income tax rate under the Tax Cuts and Jobs Act of 2017. The amount of the reclassification would be the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate. The new guidance is effective for annual and interim periods beginning after December 15, 2018, with an option to apply it in the period of adoption or on a retrospective basis for each period in which the effect of the change in the U.S. federal corporate income tax rate is recognized. Early adoption of the new guidance is permitted for public business entities for reporting periods for which the statement of financial condition has not yet been issued. The Company is currently evaluating the new guidance.

Leases – In February 2016, the FASB issued updated guidance for leases. The guidance requires a lessee to (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the statement of financial condition, (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis and (iii) classify all cash payments within operating activities in the statement of cash flows. The new guidance is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The new guidance is to be applied on a modified retrospective basis. The Company is currently evaluating the new guidance.

Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments – In June 2016, the FASB issued new guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology in the current guidance with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. The new guidance is effective for annual and interim periods beginning after December 15, 2019 with early adoption permitted for fiscal years beginning after December 15, 2018. The Company is currently evaluating the new guidance.

Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment – In January 2017, the FASB issued updated guidance which eliminated Step 2 from the goodwill impairment test. Step 2 is the process of measuring a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. The new guidance requires entities to measure a goodwill impairment loss as the amount by which a reporting unit's carrying value exceeds its fair value, limited to the carrying amount of goodwill. The FASB also eliminated the requirements for entities that have reporting units with zero or negative carrying amounts to perform a qualitative assessment for the goodwill impairment test. Instead, those entities would be required to disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount. The new guidance is effective for interim or annual goodwill impairment tests performed in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the new guidance.

4.   FEE RECEIVABLES, NET

Receivables are stated net of an estimated allowance for doubtful accounts, for past due amounts and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

Fee receivables, net, consists of receivables for investment banking fees, PCA fees, private placement fees and asset management and distribution fees as of December 31, 2017:

Financial advisory fees:	
Investment banking	$ 47,243
PCA	58,586
Private placement	110
Asset management fees:	
Asset management and distribution fees	203,471
Total fee receivables	309,410
Less: Allowance for doubtful accounts	(5,177)
Fee receivables, net	$ 304,233

The Company's PCA fees receivable are interest bearing receivables whose values are based on discounted cash flows expected to be collected and approximate their fair values. Based upon the Company's historical experience, the credit quality of the counterparties, and the lack of past due or uncollectible amounts, there is a nominal balance in the allowance for doubtful accounts for PCA fees receivable. The aggregate carrying amount of all the other fees receivables approximates fair value.

Activity in the allowance for doubtful accounts for the year ended December 31, 2017 was as follows:

Balance, January 1, 2017	$ (4,901)
Bad debt expense, net of recoveries	(273)
Charge-offs, foreign currency translation and other adjustments	(3)
Balance, December 31, 2017	$ (5,177)

As of December 31, 2017, the Company had receivables past due or deemed uncollectible of $5,517.

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(In Thousands)

5. **INVESTMENTS**

The Company's investments and securities sold, not yet purchased at fair value as of December 31, 2017, consist of the following:

Investments:

Debt	$	6
Equities		45,036
Funds:		
Alternative investments[a]		15,891
Debt [a]		38,921
Equity [a]		69,849
Private equity		1,017
		125,678
Total Investments, at fair value	$	170,720
Securities sold, not yet purchased, at a fair value	$	7,338

[a] Interests in alternative investments, debt and equity funds include investments with fair values of $12,571, $3,235 and $6,112, respectively, as of December 31, 2017, held in order to satisfy the Company's liabilities upon vesting of fund interests related to the Company's deferred compensation arrangements. The Company's deferred compensation arrangements are further explained in Note 13.

Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts related to LAM's business and securities held by LF&Co.

Alternative investment funds primarily consist of interests in various hedge funds, fund of funds and mutual funds related to LAM's business and amounts related to LAM's deferred compensation arrangements.

Debt funds primarily consist of a debt fund held by LF&Co, seed investments in funds related to LAM's business that invest in debt securities, and amounts related to LAM's deferred compensation arrangements.

Equity funds primarily consist of seed investments in funds related to LAM's business that invest in equity securities and amounts related to LAM's deferred compensation arrangements.

Private equity funds consist of an interest in a limited partnership that invests in private equity securities.

6. FAIR VALUE MEASUREMENTS

The Fair Value Hierarchy of Investments and Certain Other Assets and Liabilities – The Company categorizes its investments and certain other assets and liabilities recorded at fair value of investments into a three-level fair value hierarchy as follows:

Level 1.   Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2.   Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, or (ii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3.   Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose trading volume and level of activity have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis.

The Company's investments in securities sold, not yet purchased are classified as Level 1 when their respective fair values are based on unadjusted quoted prices in active markets.

The fair value of equities is principally classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of investments in alternative investment funds, debt funds and equity funds are classified as Level 1 assets when the fair values are primarily based on the publicly reported closing price for the fund.

The fair values of derivatives entered into by the Company are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the two currencies from the trade date to the settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair value of derivative liabilities related to LAM's deferred compensation arrangements is based on the value of the underlying investments, adjusted for forfeitures. See Note 7 and Note 13.

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(In Thousands)

Investments Measured at Net Asset Value ("NAV") – As a practical expedient, the Company uses NAV or its equivalent to measure the fair value of certain investments. NAV is primarily determined based on information provided by external fund administrators. The Company's investments valued at NAV as a practical expedient in (i) alternative investment funds, debt funds and equity funds are redeemable in the near term, and (ii) private equity funds are not redeemable in the near term as a result of redemption restrictions.

The following table presents the classification of (i) investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2017, within the fair value hierarchy and (ii) investments measured at NAV or its equivalent as a practical expedient:

| | Fair Value Measurements on a Recurring Basis | | | | |
	Level 1	Level 2	Level 3	NAV (a)	Total
Assets:					
Investments:					
Debt securities	$ 6	$ -	$ -	$ -	$ 6
Equities	43,657	-	1,379	-	45,036
Funds:					
Alternative investments	12,333	-	-	3,558	15,891
Debt	38,914	-	-	7	38,921
Equity	69,796	-	-	53	69,849
Private equity	-	-	-	1,017	1,017
Derivatives	-	578	-	-	578
Total	$ 164,706	$ 578	$ 1,379	$ 4,635	$ 171,298
Liabilities:					
Securities sold, not yet purchased	$ 7,338	$ -	$ -	$ -	$ 7,338
Derivatives	-	33,703	-	-	33,703
Total	$ 7,338	$ 33,703	$ -	$ -	$ 41,041

(a) Represents certain investments measured at NAV or its equivalent as a practical expedient in determining fair value. In accordance with current accounting guidance, these investments have not been classified in the fair value hierarchy.

There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy during the year ended December 31, 2017.

The following table presents as of December 31, 2017 certain investments that are valued using NAV as a practical expedient in determining fair value. The Company has no unfunded commitments related to these investments:

| | Fair Value | % of Fair Value Not Redeemable | Estimated Liquidation Period of Investments Not Redeemable | | | Investments Redeemable | |
			% Next 5 Years	% 5-10 Years	% Thereafter	Redemption Frequency	Redemption Notice Period
Investment							
Alternative Investment funds:							
Hedge funds	$ 2,435	N/A	N/A	N/A	N/A	(a)	45 Days
Fund of funds	518	N/A	N/A	N/A	N/A	(b)	<30 and >90 Days
Other	605	N/A	N/A	N/A	N/A	(c)	<30 and >90 Days
Debt funds	7	N/A	N/A	N/A	N/A	(d)	<30 Days
Equity funds	53	N/A	N/A	N/A	N/A	(e)	<30 and 90 Days
Private equity funds	1,017	100%	100%	0%	0%	N/A	N/A
Total	$ 4,635						

Redemption frequency as follows:

(a) monthly (100%)

(b) monthly (97%) and quarterly (3%)

(c) daily (6%), monthly (93%), quarterly (1%)

(d) daily (100%)

(e) daily (18%), monthly (50%) and quarterly (32%)

Financial Instruments Not Measured at Fair Value – The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2017 that are not measured at fair value in the Company's consolidated statement of financial condition.

| | Carrying Value | Fair Value | Fair Value Measurements Using: | | |
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 581,242	$ 581,242	$ 581,242	$ -	$ -
PCA receivables	$ 58,586	$ 59,029	$ -	$ -	$ 59,029
Insurance contract (included within other assets)	$ 767	$ 767	$ -	$ 767	$ -
Interest-bearing deposits (included within other assets)	$ 556	$ 556	$ 556	$ -	$ -

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

Fair values of PCA fees receivables were generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

The carrying value of the insurance contract is stated at its cash surrender value, which approximates fair value because cash surrender value represents the value if it is currently redeemed.

The carrying value of interest-bearing deposits is at amortized cost, which approximates fair value due to their short-term nature.

7. **DERIVATIVES**

The table below presents the fair values of the Company's derivative instruments reported within "other assets" and "other liabilities" and the fair value of the Company's derivative liability relating to its obligation pertaining to LAM's deferred compensation arrangements reported within "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2017:

	Assets at December 31, 2017		Liabilities at December 31, 2017	
	Fair Value	Notional	Fair Value	Notional
Forward foreign currency exchange rate contracts	$ 160	$ 14,458	$ 503	$ 32,091
Equity and fixed income swaps and other [a]	803	10,940	11,646	70,021
LAM's deferred compensation arrangements	-	-	21,939	19,455
Total Derivatives	963	$ 25,398	34,088	$ 121,567
Counterparty netting	(385)		(385)	
Total Derivatives, net	$ 578		$ 33,703	

[a] Equity and fixed income swaps with the same counterparty under legally enforceable master netting agreements are recorded "net" in "other assets", with receivables for net cash collateral under such contracts of $17,616 as of December 31, 2017.

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(In Thousands)

8. PROPERTY, NET

As of December 31, 2017, property, net consists of the following:

	December 31, 2017
Leasehold improvements	$ 17,528
Furniture and equipment	121,956
Total	139,484
Less - Accumulated depreciation and amortization	(100,057)
Property, net	$ 39,427

9. OTHER ASSETS AND OTHER LIABILITIES

The following table set forth the Company's other assets, by type, as of December 31, 2017:

	December 31, 2017
Prepaid expenses	$ 20,405
Cash collateral on swap contracts	6,354
Reimbursable client expenses	7,914
Prepaid compensation	7,279
Prepaid pension asset	4,845
Current income tax	226
Other	5,760
Total	$ 52,783

(In Thousands)

The following table set forth the Company's other liabilities, by type, as of December 31, 2017:

	December 31, 2017
LAM's settlements of mutual fund transactions payable to customers	$ 12,512
Deferred lease incentives	2,520
Value added taxes payable	1,438
Other	1,991
Total	$ 18,461

10. TRANSACTIONS WITH AFFILIATES

A description of material transactions and balances with affiliates included in the consolidated statement of financial condition of the Company as of December 31, 2017 or for the year then ended is set forth below.

Investment Banking and Other Advisory Fees – The Company periodically shares investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain customer transactions.

Executive Management Service Charge – The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC ("LSCC"), a wholly-owned subsidiary of Lazard Group, provides various services associated with the management, administration and operations of Lazard Group.

LSCC allocates the costs paid by the Company along with other costs for management, administration and operations of Lazard Group to the Company and other subsidiaries and affiliates of Lazard Group. These costs are allocated based on revenue or headcount.

Investment Management Services and Revenues – The Company serves as an investment advisor for certain affiliated investment companies and alternative investment funds and receives management fees and, for the alternative investment funds, incentive fees for providing such services. Recievables relating to such investment advisory fees were $59,466 at December 31, 2017, and is included in "receivables, net-fees" in the consolidated statement of financial condition.

Distribution Fees – The Company serves as distributor for certain affiliated investment companies and receives distribution revenue for providing such services. The Company's distribution fees receivable as of December 31, 2017 were $1,152 and are included in "receivables, net-fees" on the consolidated statement of financial condition. See Note 2 for further discussion of distribution fees earned.

Receivables from Affiliates – Receivables from affiliates is comprised of the following items at December 31, 2017:

Receivable from Lazard Group in connection with incentive compensation plans	$ 32,498
Banking and PCA fee sharing due from various affiliates	17,658
Executive management services agreement charges due from various affilates	13,446
Other	9,466
Total Receivable from Affiliates	$ 73,068

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2017:

Compensation charges due to Lazard Group	$ 128,636
Deferred compensation charges due to various affiliates	16,845
Rent allocation payable to Lazard Group	33,999
Executive management services agreement charges by LSCC	17,481
Banking and PCA fee sharing due to various affiliates	5,106
Other	5,307
Total Payables to Affiliates	$ 207,374

11. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases office space, office equipment and other computer hardware and software under non-cancelable operating lease agreements, which expire on various dates through 2028. Office space lease agreements, in addition to base rentals, are generally subject to escalation based on certain costs incurred by the landlord. The Company subleases office space to third parties under agreements, which expire in January 2019. Minimum rental commitments under non-cancelable leases, net of sublease income are as follows:

Year Ending December 31,	Minimum Rental Commitments Operating Leases
2018	$ 12,471
2019	6,750
2020	4,138
2021	3,714
2022	3,779
Thereafter	7,854
Total minimum lease payments	38,706
Less - Sublease proceeds	391
Net lease payments	$ 38,315

Other Commitments – The Company has various other contractual commitments arising in the ordinary course of business. In addition, from time to time, the Company may enter into underwriting commitments in which it will participate as an underwriter. At December 31, 2017, the Company had no such underwriting commitments.

Legal – The Company is involved from time to time, in judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company believes, however, based on currently available information, that the results of any pending matters, in the aggregate, will not have a material effect on its business or financial condition.

12. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

13. INCENTIVE COMPENSATION

The Company participates in Lazard Ltd's share-based and fund-based incentive compensation plans.

Share-Based Incentive Compensation – Lazard Ltd's share-based incentive compensation awards that do not require future service are expensed immediately; however, awards that require future service are amortized over the applicable vesting period or requisite service period. Expenses relating to share-based incentive compensation awards are generally based on the fair value of Lazard Ltd's Class A common stock on the date of grant.

Fund-Based Incentive Compensation – Lazard Group sponsors a program whereby Lazard Group grants interests in certain funds managed by LAM to eligible employees, ("Lazard Fund Interests"), which generally require future service as a condition for vesting. Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM, based in the United Kingdom, owns the the Lazard Fund Interests granted in 2017 and 2016 by Lazard Group to LAM-UK employees. These fund interests are included in investments on the consolidated statement of financial condition. One third of the Lazard Fund Interests awarded in 2017 vest on or around March 1, 2018, and the remaining two-thirds vest on or around March 1, 2020.

LAM's Deferred Compensation Arrangements - LAM grants deferred interests in LAM funds and other LAM products to certain employees as specified in their compensation agreements (referred to herein as LAM's deferred compensation arrangements). LAM's deferred compensation arrangements generally require future service as a condition for vesting.

In connection with the Lazard Fund Interests purchased from Lazard Group and LAM's deferred compensation arrangements, the Company records a prepaid compensation asset and a corresponding compensation liability on the date of grant based upon the fair value of the award. The prepaid asset is amortized on a straight-line basis over the applicable vesting periods or requisite service periods. LAM's deferred compensation arrangements that do not require future service are expensed immediately. The related compensation liabilities associated with Lazard Fund Interests and LAM's deferred compensation arrangements are accounted for at fair value as derivative liabilities that contemplate the impact of estimated forfeitures, and are adjusted for changes in fair value primarily related to changes in value of the underlying investments.

The amortization of the prepaid compensation will generally be recognized over a weighted average period of approximately 1.6 years subsequent to December 31, 2017.

14. EMPLOYEE BENEFIT PLANS

The Company provides pension and other post-employment benefits to certain of its employees through defined benefit plans. The defined benefit pension plans, prior to being frozen, generally provided benefits to participants based on average levels of compensation. The other post-employment benefit plans sponsored by certain subsidiaries are active and provide benefits to the participants, when they separate from the Company. Benefits are based on years of service and levels of compensation. The Company also offers a defined contribution benefit plan in the U.S.

LAM-UK co-sponsors a defined benefit pension plan (the "UK Plan") with Lazard & Co. Limited, a UK affiliate. The consolidated statement of financial condition includes LAM-UK's 27% share of the plan's assets and liabilities at December 31, 2017 and 27% of the plan's activity for the year ended December 31, 2017.

Employer Contributions to Pension Plans – The Company's funding policy for its pension plans is to fund when required by government regulation or when applicable, upon an agreement with the plans' trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans. The Company funds its post-employment plans on a voluntary basis. The

Company is not required, nor does it expect to make any contributions to its pension plans during 2018.

Investment Policies and Strategies – The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the plans to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The Company's investing policy for its post-employment plans is to invest in highly liquid, low risk mutual funds or interest bearing bank accounts to ensure fund are readily available when employees separate from the Company. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The fair value of plan investments measured at NAV or its equivalent as a practical expedient is determined based on information provided by external fund administrators and such investments are redeemable in the near term.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes: market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

Defined Contribution Plan – Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans.

	Employee Pension Plans	Post Employment Plans
Actual return on plan assets	$ 10,548	$ (277)
Employer contribution	$ 1,576	$ 119
Plan participants' contribution	$ -	$ -
Benefits paid	$ (7,311)	$ (43)

The amounts in "accumulated other comprehensive loss, net of tax" in the consolidated statement of financial condition as of December 31, 2017 that are expected to be recognized as components of net periodic benefit cost for the year ending December 31, 2018 are as follows:

	Employee Pension Plan	Post Employment Plans	Total
Net actuarial loss	$ 549	$ -	$ 549

The assumptions used to develop actuarial present value of the projected benefit obligation and net periodic benefit cost as of and for the year ended December 31, 2017 are set forth below:

	Employee Pension Plans	Post Employment Plans
Weighted-average assumptions used to determine Benefit Obligations:		
Discount rate	2.74%	3.00%
Weighted-average assumptions used to determine Net Periodic Benefit Cost:		
Discount rate	3.57%	3.00%
Expected long-term rate of return on plan assets	4.17%	2.50%

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions.

As a result of the pension plans being frozen, the accumulated benefit obligation and the projected benefit obligation are equal and with respect to the pension plans, are referred to herein as benefit obligation. The following table summarizes the Company's benefit obligations, the fair value of the assets and the funded status and amount recognized in the consolidated statement of financial condition for the benefit plans at December 31, 2017:

	Employee Pension Plans	Post Employment Plans
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 135,132	$ 956
Service cost	-	115
Interest cost	3,807	19
Actuarial (gain) loss	756	(50)
Benefits paid	(7,311)	(43)
Settlements	-	(287)
Foreign currency translation adjustment	9,818	113
Benefit obligation at end of year	142,202	823
Change in Plan Assets		
Fair value of plan assets at beginning of year	120,991	822
Actual return on plan assets	10,548	(277)
Employer contribution	1,576	119
Benefits paid	(7,311)	(43)
Foreign currency translation adjustment	9,796	94
Fair value of plan assets at end of year	135,600	715
Funded surplus (deficit) at end of year	$ (6,602)	$ (108)
Amount recognized in the Consolidated Statement of Financial Condition consists of:		
Prepaid pension asset (included in "other assets")	$ 4,130	$ 715
Accrued benefit liability	(10,732)	(823)
Net asset (liability) recognized	$ (6,602)	$ (108)
Amounts Recognized in Accumulated Other Comprehensive Income/(Loss) (excluding tax benefit of $6,832 consists of:		
Actuarial net (gain) loss	$ 32,517	$ -

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five years and in the aggregate for the five years thereafter:

	Employee Pension Plans	Post Employment Plans
2018	$ 3,787	$ 419
2019	$ 4,041	$ 119
2020	$ 4,059	$ 118
2021	$ 4,451	$ 115
2022	$ 4,863	$ 574
2023- 2027	$ 27,425	$ -

Plans' Assets – The following table presents the categorization of the Company's pension plans' investments, measured at fair value, into a fair value hierarchy and investments measure at NAV or its equivalent as a practical expedient in accordance with fair value measurement disclosure requirements as of December 31, 2017:

	Level 1	Level 2	Level 3	NAV	Total
Plans' Assets					
Cash	$ 2,220	$ -	$ -	$ -	$ 2,220
Equities	5,086	-	-	-	5,086
Debt	4,090	-	-	-	4,090
Funds:					
Equity	37,979	630	-	8,014	46,623
Debt	11,002	-	-	62,847	73,849
Alternative investments	-	112	-	4,335	4,447
Total plans' assets measured at Fair Value	$ 60,377	$ 742	$ -	$ 75,196	$ 136,315

Investments in funds managed by LAM include Level 1 Equity Funds of $19,450 and $8,015 of funds valued at net asset value as a practical expedient.

Consistent with the plans' investment strategies, at December 31, 2017, the Company's U.S. pension plan had 22% of the plans' assets invested in Level 1 equity funds, 45% invested in Level 1 debt funds and 33% invested in equity funds valued at NAV as a practical expedient. The Company's UK Plan at December 31, 2017 had 35% of the plan's assets invested in equities and equity funds that are Level 1 and Level 2 assets, 60% of the plan's assets invested in debt and debt funds that are Level 1 and measured at NAV as a practical expedient, 4% of the plan's assets invested in alternative investments that are Level 2 and measured at NAV as a practical expedient and 1% of the plan's assets invested in cash, which is a Level 1 asset.

15. **INCOME TAXES**

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to: (i) its certain subsidiaries that are taxed as corporations in the jurisdictions in which they operate as well as (ii) income attributable to operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT").

On December 22, 2017, the Tax Act was enacted. The Tax Act significantly revises the U.S. corporate income tax system by, among other changes, lowering the corporate income tax rate from 35% to 21%, implementing a partial territorial tax system and imposing a one-time repatriation tax on the deemed repatriated earnings of foreign subsidiaries. The Tax Act also includes many provisions that may limit the benefit of the tax rate reduction, such as restricting the deductibility of interest expense and other corporate business expenses. The Tax Act further includes anti-base erosion provisions such as the Base Erosion and Anti-Abuse Tax (" BEAT") and the tax on global intangible low-taxed income ("GILTI.").

As a result of the reduction of the U.S. federal corporate tax rate to 21%, the Company was required to remeasure its deferred tax assets and deferred tax liabilities at the new federal income tax rate of 21% based on the balances that existed on the date of the enactment of the Tax Act.

The Tax Act also requires the companies to pay a one-time repatriation tax on previously unremitted earnings of certain non-U.S. corporate subsidiaries. Most of the Company's operations outside the U.S. are conducted in "pass-through" entities for U.S. income tax purposes and the deemed repatriation transition tax does not apply to these pass-through entities. The Company provides for U.S. income taxes on a current basis for those earnings.

The Company also conducts operations outside the U.S. through foreign corporate subsidiaries, and the Company recorded the impact of this one-time repatriation tax on the foreign earnings of those corporate subsidiaries. The impact to the Company's consolidated statement of financial condition is immaterial.

In accordance with the guidance provided by Staff Accounting Bulletin No. 118, the Company has recognized the provisional tax impact related to the one-time deemed repatriation tax on certain foreign earnings and the remeasurement of our deferred tax assets. The impact of the Tax Act on the Company may differ from these provisional estimates, due to, among other items, the issuance of additional regulatory guidance, our interpretations of the provisions of the Tax Act, changes to certain estimates and amounts related to the earnings and profits of certain subsidiaries and the filing of our tax returns. The Company expects to complete our analysis of the provisional items during the second half of 2018. The effects of other provisions of the Tax Act are not expected to have a material impact on the Company's financial position.

Details of the Company's deferred tax assets and liabilities at December 31, 2017 are as follows:

Deferred tax assets:	
Compensation and benefits	$ 10,895
Basis adjustments - 2005 separation and recapitalization	332
Net operating loss and tax credit carryforwards	1,860
Depreciation and amortization	464
Other	740
Gross deferred tax asset	14,291
Valuation allowance	(45)
Total deferred tax assets, net of valuation allowance	14,246
Deferred tax liabilities:	
Compensation and benefits	2,296
Depreciation and amortization	115
Goodwill	9
Other	1,374
Total deferred tax liabilities	3,794
Total net deferred tax assets	$ 10,452

The Company has net operating loss and tax credit carryforwards for which related deferred tax assets of $1,860 were recorded at December 31, 2017, that primarily relate to indefinite lived carryforwards in Germany of $1,325 and certain carryforwards of $535, relating to LAM Canada, and LAM Korea, a portion of which begin expiring in 2024.

The Company's liability for unrecognized tax benefits of $13,837 at December 31, 2017, includes $2,874 related to interest and penalties, which, if recognized, $13,189 would favorably affect the effective tax rate. With few exceptions, the Company is no longer subject to income tax examination by U.S. federal, state and local tax authorities for years prior to 2014 and by foreign tax authorities for years prior to 2010. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination related to these examinations will have a material impact on its consolidated statement of financial condition. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(In Thousands)

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2017 (excluding interest & penalties of $3,334)	$	14,085
Increases in gross unrecognized tax benefits pertaining to:		
Tax positions taken during current year		2,724
Tax positions taken in prior year		
Decreases in gross unrecognized tax benefits pertaining to:		
Tax positions taken in prior years		(2,623)
Settlements		-
A lapse of the applicable statue of limitations		(3,223)
Balance, December 31, 2017 (excluding interest & penalties of $2,874)	$	10,963

The Company anticipates that it is reasonably possible that approximately $3,300 of unrecognized tax benefits recorded at December 31, 2017 may be recognized within 12 months by as a result of the lapse of the statute of limitations in various taxing jurisdictions.

16. REGULATORY REQUIREMENTS

LF&Co. is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specified fixed percentage (6 2/3%) of total aggregate indebtedness recorded in LF&Co.'s FOCUS report filed with the Financial Industry Regulatory Authority or $100, whichever is greater. In addition, the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15:1. At December 31, 2017, LF&Co.'s regulatory net capital was $156,287, which exceeded the minimum requirement of $4,795. The Company's aggregate indebtedness to net capital ratio was 0.46:1 as of December 31, 2017.

Proprietary accounts held at Pershing LLC are considered allowable assets in the net capital computation pursuant to a Proprietary Securities Account of Broker-Dealers ("PAB") agreement between LF&Co. and Pershing LLC, the requirements of which include that Pershing LLC perform a computation of PAB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

A subsidiary of GAHL and certain LAM subsidiaries are subject to various capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2017, each of these subsidiaries individually was in compliance with its capital requirements.

17. **SUBSEQUENT EVENTS**

Management has evaluated whether any subsequent events occurred subsequent to the date of the consolidated statement of financial condition and through the date of issuance of the consolidated statement of financial condition, and determined there were no material events that would require recognition or disclosure in the consolidated statement of financial condition.

* * * * *